
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Crowdfind, Inc.

Legal status of issuer
    Form
        Corporation

    Jurisdiction of Incorporation
    Delaware

    Date of organization
        July 26, 2012

Physical address of issuer
3636 S. Iron Street, Chicago, IL 60609

Website of issuer
https://crowdfind.com/

Current number of employees
5

	Most recent fiscal year-end (December 31, 2018)	Prior fiscal year-end (December 31, 2017)
Total Assets	$88,935.00	$131,874.00
Cash & Cash Equivalents	$66,608.00	$125,050.00

Accounts Receivable	$22,053.00	$6,423.00
Short-term Debt	$141,641.95	$200,359.00
Long-term Debt	$1,721,500.00	$1,150,000.00
Revenues/Sales	$253,632.00	$172,851.00
Cost of Goods Sold	$72,472.00	$17,266.00
Taxes Paid	$0.00	$0.00
Net Income	-$566,237.00	-$525,667.00

April 30, 2019

FORM C-AR

Crowdfind, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C- AR**") is being furnished by Crowdfind, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at https://crowdfind.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company' s actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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Table of Contents

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Crowdfind, Inc. (the "**Company**") is a Delaware corporation, formed on July 26, 2012. The Company was formerly known as crowdfynd, Inc.

The Company is located at 3636 S. Iron Street, Chicago, IL 60609.

The Company's website is https://crowdfind.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business
The Company currently sells subscriptions, in a software-as-a-service model ("**SaaS**"), to its proprietary Lost & Found and Maintenance Software to high-traffic venue operators, live event operators and transportation hubs, though we plan to expand our software offerings into new departments within similar target markets using our unique style of image and visual-led workflows (i.e. security & completion surveys). We currently generate revenue from several lines of business including monthly or annual software subscription fees, per item and percentage fees generated through our integrated shipping workflow, and through related services such as, for certain clients, offering the ability for our team to remotely manage their lost and found inventory and customer claims (i.e. customers send us their items and we facilitate returns from our office in Chicago) as well as providing onsite training and implementation.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that

may limit their availability to us.

The development and commercialization of our products is competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include some larger companies worldwide. Some of our competitors have greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We utilize third party providers, suppliers and licensors to supply some of the software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the services we desire. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could adversely affect our ability to retain and attract customers, and have a negative impact on our operations, business, financial results and financial condition.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business.

An uncertain regulatory framework governing protection of personal data exists and has the potential to carry significant financial penalties.
Regulation (EU) 2016/679 of the European Parliament, commonly known as the General Data Protection Regulation ("*GDPR*") was adopted on April 27, 2016 and is effective as of May 25, 2018. The GDPR governs the handling, processing and exportation of personally identifiable data within or from the European Economic Area ("*EEA*"). The GDPR imposes stringent requirements in connection with the acceptance and retention of personal data, with violations of the GDPR being subject to substantial financial penalties. Little to no guidance has been provided by any regulatory agency within the EEA with respect to what will be deemed a violation of the GDPR, and accordingly, there can be no certainty that any business enterprise with exposure to the EEA, such as Crowdfind, will not be deemed, even by incidental omission or inadvertent error, to be in violation of GDPR and financially penalized in an amount that could cause a material adverse effect on its business and ability to continue as an on-going concern.

Any intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and excessive support requests. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with

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customers.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The operating results may fluctuate due to factors that are difficult to forecast and not within our control.
 Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:
- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- our inability to adjust certain fixed costs and expenses for changes in demand; and
- seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our

collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Furthermore, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third-party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third-party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate, and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the

Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on

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commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality products could damage our reputation and diminish demand for our products, and subject us to liability.

Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. New flaws or limitations in our products may be detected in the future. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and

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retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.
Demand for our products is subject to the level of consumer demand for lost and found software and, eventually, maintenance and security software. The level of new software purchases is cyclical, affected by such factors as general economic conditions.

The Company stores lost and found items in its warehouse and any loss or damage to those items may render the Company liable, which could negatively impact our business.
Crowdfind stores lost and found inventory of some of its clients and responds to customers' claims for such items. By holding such items in the Company's warehouse, the Company may be subject to various fiduciary duties. In the event that any of the items that the Company stores are lost, stolen, damaged, or otherwise affected while in the care of the Company and the Company is held liable for such instances, then the Company's operations and financial health could be negatively impacted.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
The Company currently sells subscriptions, in a software-as-a-service model ("SaaS"), to its proprietary Lost & Found and Maintenance Software to high-traffic venue operators, live event operators and transportation hubs, though we plan to expand our software offerings into new departments within similar target markets using our unique style of image and visual-led workflows (i.e. security & completion surveys). We currently generate revenue from several areas including monthly or annual software subscription fees, per item and percentage fees generated through our integrated shipping workflow, and through related services such as, for certain clients, offering the ability for our team to remotely manage their lost and found inventory and customer claims (i.e. customers send us their items and we facilitate returns from our office in Chicago) as well as providing onsite training and implementation.

Business Plan
Crowdfind's current business model centers on both its original Lost & Found Software and its recently released Maintenance Software, which at their core are Image-Led workflow ticketing and customer communication tools augmented with built-in shipping capabilities. Overall, Crowdfind is targeting the $59B Facilities Maintenance market with its growing suite of software offerings. On the Lost & Found side, Crowdfind estimates that the replacement value of personal items lost in the U.S. alone could be greater than $50 billion, with a significant portion of that going unreturned each year and much of that simply disposed of or idling away in storage. Operators at high traffic locations and events around the globe are inundated with items turned into their lost and found departments. Such operators often have a fiduciary responsibility to manage those items and attempt a return to owner, usually supported through state and municipal laws as well as corporate policy. Meanwhile, companies who are not using Crowdfind

are instead often forced to log and track items via Excel spreadsheets or even in physical binders and with paper documentation. This creates significant inefficiency and drag on resources and generally results in poor customer service. Crowdfind sees similar inefficiencies within maintenance and security departments, where technology is either difficult to use or altogether non-existent.

Crowdfind targets transportation hubs (e.g. airports, airlines, etc.), event venues, festival operators, hotels and colleges and offers these operators its Lost & Found and Maintenance Software platform to better manage their processes. Crowdfind sells a subscription of its software to the venues/events themselves, typically for an annual fee (a standard Software-as-a-Service model with pricing tiers listed on our website).

In addition to the software licensing fee, Crowdfind also integrates with some of the top shipping carriers globally (USPS, UPS & FedEx) to allow lost and found claimants to pay the cost of a label plus a convenience fee to have their missing items shipped back to them. Crowdfind generates revenue from this transaction and keeps the convenience fee and in some cases a percentage of the total shipping fee. In addition to software, Crowdfind generates services revenue when clients contract the team to act as an outsourced lost and found department either on or offsite. Most clients who use our lost and found services send Crowdfind their lost and found inventory and the Crowdfind team both stores the items in its warehouse and responds to all customer claims. In some instances, Crowdfind is contracted for onsite visits or consultative management (mainly in the Festival market). Crowdfind is sunsetting the onsite model for individual and small customer acquisitions in favor of higher accelerating subscription instances on its platform. The last way Crowdfind currently generates revenue is by liquidating lost and found items that have gone unclaimed after holding onto them for the state mandated amount of time (this only impacts clients who elect to utilize the Outsourced lost and found Services offering).

Crowdfind sought funding to continue expansion of its lost and found software operation, but also to expand with several product offering extensions of our Image-Led workflow capabilities, principally within existing client sectors. The first area where expanded was with a maintenance workflow that utilizes our Image-Led workflow to identify, assign and provide proof of completion for work ticket items common to high traffic venues. We have several current clients using this product currently. We believe that starting with an image (or in the future, video) is a significant differentiator from simply attaching images to a form-styled workflow or other ticketing format. We will monetize this with annual or monthly subscription plans. Beyond maintenance, we are also building an offering to make the tracking and storage of prohibited items at live events and transportation hubs much easier for both operators and patrons.

As it stands presently, there is significant friction between security staff at venues, events and transportation hubs, who are charged with protecting patrons in a high-risk environment, and the patrons themselves, who expect quality customer service and an enjoyable customer experience. There is significant uncertainty between what can be brought into a particular venue or to a particular event within the same venue. Security staff has limited tools to coordinate and execute this effort other than pre-event meetings and paper lists. Meanwhile, there is limited patron communication and limited methods of recovering prohibited items once claimed. We believe our understanding of the lost & found process as well as empathy with patrons can help improve this significantly. We plan to use our Image-Led workflow to make logging of confiscated items quick and easy for operators to help with tracking. In addition, should fans choose to store their items or have them shipped back, Crowdfind can repurpose its lost and found shipping workflow to make the customer experience seamless, meaning there is an opportunity to generate additional revenue by shipping confiscated items back to their owners. Crowdfind's current client base is asking for both the maintenance and security products. Beyond expansion within our current client and prospect network, each Image-Led workflow offers significant expansion opportunities to whole new verticals. As Crowdfind is always seeking new ways to improve the operations and patron experience at events, venues and travel locations around the globe, we intend to continually to add new Image-Led workflows to our product suite over the coming months and years. We believe that we will progress to provide ever more visual and smarter workflows including utilization of AI, data analytics, video and augmented reality (AR) to provide a visual and smart layer that sits on top of the enterprise. In keeping with our legacy in lost and found and customer service, that layer will be rich in empathy for the customer and ease of use for the user.

History of the Business
Crowdfind, Inc. was formally organized as a company in August 2012 with development on the initial product beginning a few months later. The product was originally called "crowdfynd" upon its release in the spring of 2013 and was initially a consumer-facing mobile application focused on crowdsourced lost and found reporting. The idea was to essentially digitize a "Lost Pet" flyer and create a community where individuals could create digital lost item postings and share with the crowdfynd network. This model ultimately proved to be difficult to execute due to the inherent challenges of a two-sided network. While learning about lost and found, the "crowdfynd" leadership team learned that the true business model lay in revamping the software to allow easy item tracking for large enterprise organizations. In 2014, crowdfynd became Crowdfind, and the company released its first version of the new B2B platform. Crowdfind is now currently seeking to expand its enterprise offerings into new areas beyond just lost and found.

In July 2017, the Company's Board of Directors approved a restructuring and repricing of certain transactions as a result of several factors, including the following: an outside investment through a SAFE by 2i Technology, LLC, a company controlled by Dr. Joseph Spiteri; ongoing unpaid accounts payable and financing of expenses from L Street Collaborative ("L Street"), which is principally operated by its CEO, Jay Sebben; and the likely impact on any current or future common stockholders who acquired or acquire the Company's stock for cash. Specifically, it was agreed that L Street would restructure an investment in 2016 in which it invested $650,000 in common stock at approximately $.25/share. There was an implied premium in the investment to two other smaller sales—approximately $10,000 and $15,000 at $.21/common share plus accrued interest in 2015, and $25,000 invested in 2016 at $.25/common share—to former convertible note holders. Given the Company's progress at the time of Dr. Spiteri's investment and that the majority of the Company had been funded by L Street, it was clear that L Street's cash investment of $650,000 and relative subordinate position to the SAFE was not appropriate, and that the previous common stock sales of $.21/common share and $.25/common share did not reflect historical or current value.

At the same time, L Street had accrued approximately $400,000 in amounts payable through funding of expenses and salaries of Crowdfind. L Street agreed to write off approximately $380,000 of these amounts due (resulting in a non-operating gain for Crowdfind in 2017) under condition that it could restructure a majority of its prior debt restructuring from common stock to a corresponding SAFE and that any remaining investment in common stock corresponding to pre-2017 amounts be allowed to convert at the maximum estimated value relative to the time of investment, estimated to be no more than $.03/ common stock. At the same time, it was agreed that other cash investors in common stock would be allowed to reprice their investments at between $.03 to $.05 based on timing of investment. It was also agreed that at some time in the future, current shareholders would be allowed to invest additional amounts in a SAFE with terms that approximated the timing of this Board decision (July 2017), with a minimum investment of $10,000 to $20,000, and that they be allowed to invest an additional amount in common stock at approximately $.05 / share in an amount to not exceed 5% of their SAFE investment.

In the spring and summer of 2018, Crowdfind raised $54,859 from 131 investors as part of a public crowd funding campaign via Republic (campaign ended July 24, 2018). Additionally, between the months of June and November 2018, Crowdfind raised an additional $403,000 in SAFEs from existing investors as

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part of the aforementioned Board decision and offerings as well as an estimated $15,000 in additional investment in Common Stock. This investment included the conversion of $200,000 in loans from 2i Technology as well as an additional $100,000 investment from 2i Technology. Crowdfind agreed to certain preferences on the $200,000 amount should the Company be sold in the short term. Lastly, Crowdfind also added new investment from two new investors totaling $75,000 in the fall of 2018. Crowdfind used these funds to support ongoing operations and to help expand into a new Maintenance workflow in the fall of 2018 which it launched and began beta testing in October, 2018.

Crowdfind has and will continue to seek capital to support its growth and operations in 2019. This includes pursuing larger strategic investment partners, accepting additional bridge capital in the form of SAFEs or convertible notes, and seeking to consolidate all past SAFEs into a Series Seed Preferred offering as part of our overall capitalization and capital plans.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lost & Found Software	Our original offering is our Lost & Found SaaS platform. Operators at high-traffic locations purchase a subscription of our platform to help them streamline the lost and found item logging and customer claim tracking processes. Our differentiator is that we allow operators to log items in their lost and found by snapping a picture of the item and adding some brief descriptions (we call this "Image-Led workflow"). These images are then shared on the operator's website, so their patrons can search through the images of lost and found items to self-select their item and submit a claim. We offer a number of sophisticated platform features to verify ownership to ensure people aren't "shopping" for lost and found items.	Our key clients currently are heavily-trafficked venues, colleges & universities, festival operators and transportation hubs, such as airports. These operators purchase a subscription to our software platform for back-office management and to allow their customers to view their real-time lost and found inventory and submit claims.
Lost & Found Shipping	We also generate revenue via our shipping workflow. We have integrated with FedEx, UPS and USPS to allow claimants (i.e. individuals who have lost something) to pay to cover the cost of a shipping label to have their items returned both in the US and globally. We add a small convenience fee on top of this and have pre-negotiated rates with carriers to keep costs down for all involved.	This shipping feature impacts the same market/clients as listed above.
Outsourced Lost & Found Services	A select number of clients pay us to act as an outsourced lost and found management team. Most often, these clients will send us their lost and found items and Crowdfind will store all items for a pre-negotiated amount of time (typically 60-90 days). In addition to storage, we will manage all customer claims and handle the verification and return process (both via shipments and in-person returns). In rare instances, festival clients will pay us to come onsite to help manage their event lost and found, though we are actively moving away from the onsite model.	Large festival operators are the main clients for our Services offering, as they typically are not based near the event itself and often don't have teams set-up to manage lost and found once their event ends. We have a few fixed venues who also utilize our services offerings, but in general, the Festival operators are our key clients in this space.
Lost & Found Liquidation	The final way we currently generate revenue is by liquidating unclaimed lost and found items after a pre-negotiated length of time with our clients and in full compliance with state and federal laws. We have ISO-certified partners who purchase unclaimed electronic	As this portion of our business is a subset of the outsourced lost and found, our main market is festival operators. That said, we do expect to continue to shift away from physical item

	devices and responsibly wipe the data to ensure protection. We mainly donate or responsibly destroy the rest of the unclaimed items.	management as we expand our software footprint, although this segment of our business has served as a significant source of R&D.
Maintenance and Security Software	We are currently expanding our Image-Led platform with two new offerings: one designed for maintenance departments and one for security departments. Both will utilize Crowdfind's Image-Led workflow to simplify cumbersome inventory and work ticket processes. Both will utilize annual and monthly software subscriptions to generate revenue initially, though the Security Software will likely offer a shipping workflow similar to Lost & Found Software.	Similar to our Lost & Found Software, our key target clients initially will be heavily-trafficked venues, festival operators and transportation hubs such as airports. As we are already respected in these markets, we will be able to leverage current relationships to quickly add new clients. That said, each new Image-Led workflow will offer new markets that will allow for continued growth (such as property managers and office facilities, to name a few).

We currently utilize several distribution methods. In general, the bulk of new subscriptions come from our internal outbound sales and marketing teams (emails, blogging, tradeshows). We generally drive all new prospects to our website, where they can either purchase a subscription for the software directly or choose to speak with a member of our sales team. We also utilize word-of-mouth client referrals to generate a portion of our business. We do not currently utilize any third-party groups to assist with distribution. We plan to utilize funds to implement more sophisticated paid advertising to drive prospects to our website. We are considering possible third-party partnerships in the future, which may include working with a third-party marketing agency or licensing our software to a current investor to allow the investor to set up a "Crowdfind Europe" team. The current Crowdfind team would receive a portion of all revenues generated by such a licensing agreement, though both parties are still reviewing the viability of this idea.

Competition
For Lost & Found Software the Company's primary competitors are Chargerback, Returnity, 24/7 Software (formerly ISS 24/7). For Lost & Found Maintenance and Security Software, the Company's primary competitors are UpKeep and many legacy maintenance and work ticket ERP modules.

The markets for Crowdfind's products and services are competitive but are also still developing in some cases. Lost and found collection is an issue confronted by all operators, and in most states, there are laws in place that dictate guidelines for operators to responsibly manage items lost at their location. While most operators understand these laws and are always seeking ways to improve their lost and found processes, we have found that some locations are either ignorant and/or neglectful of their fiduciary responsibilities as it relates to lost and found collection. That said, the marketplace for lost and found software solutions is heating up, and consumers are fueled by cost and convenience. Crowdfind is well-positioned in both aspects, as we offer several software pricing tiers that allow us to compete directly on price and our "Image-Led" workflow has proven to save our clients time, as it shortens the logging process while allowing the individual who has lost something to self-select their missing item (thus pushing part of the matching workflow onto the public). We also offer a number of automated features that increase efficiency for our clients. While the use of images is our biggest differentiator, we have found that positive customer referrals have given us a great reputation in the industry.

As we expand into the maintenance and security markets, Crowdfind will face new competition. The maintenance market is the most crowded for the type of work ticket product we are developing, but we believe strongly (and so do our customers) that Crowdfind's Image-Led workflow will allow it to stand out in the market. The most direct competition Crowdfind will face is UpKeep, a maintenance start-up that is attempting to solve similar problems. That said, UpKeep is not an image-first product, and they are more heavily focused on manufacturing clients, whereas Crowdfind will initially seek to tackle the travel and event and venue operations teams. For our Security Software, the biggest competition Crowdfind will face, at least initially, is 24/7 Software which is a leading management software for large venues such as professional sports arenas. Crowdfind also competes with 24/7 Software for lost and found and feels very comfortable with its position and product relative to 24/7 Software. Additionally, Crowdfind is competing in the highly-competitive and fast-paced world of Enterprise software whereby we anticipate that competitors will continue to enter the market and Crowdfind's offerings will likely change based on market feedback and trends.

Supply Chain and Customer Base

While we don't rely heavily on third-party suppliers for the majority of our software or services, we do work with a few suppliers as it relates to select areas of our product. For our shipping workflow, we work with EasyPost to pull in the APIs from USPS, UPS & FedEx into our software. EasyPost also offers easy integrations with numerous other shipping carriers around the globe. While we do not have a contract with EasyPost, we operate within their terms of service (https://www.easypost.com/privacy.html). In a nutshell, their open-source software allows us to generate shipping labels. For payment processing, we have integrated Stripe into Crowdfind to accept credit card payments for new software licenses and to accept credit card payments for new shipping labels. As with EasyPost, we do not have a contract with Stripe, but instead adhere to their terms of service by using their software (https://stripe.com/us/legal). In both instances, other suppliers are available to provide the same services, we just happen to like both suppliers. Beyond shipping, we also utilize an open-source software service called CloudMailin to deliver emails to claimants and administrators. Within Crowdfind, automated emails are used to notify administrators and claimants on new activity. In addition, administrators can send and receive Claimant emails directly through the Crowdfind platform (similar to a CRM software). As with Stripe and EasyPost, Crowdfind accepted their terms of use to use the software (https://www.cloudmailin.com/terms).

Our primary customers are the operators that purchase subscriptions to our software to manage their lost and found. While we could technically target any organization that ever sees a crowd (as lost and found is universal), our key customers are medium and large venue operators (i.e. stadiums, concert venues), medium and large festival producers, tourist destinations, higher education institutions and transportation hubs (e.g. airports, bus and train networks). In general, we are not dependent on any one client, but have a broad client base across a variety of industries. Only one client accounted for over 10% of gross revenue in 2017, and that was Live Nation Amphitheaters, when they signed on for 14 amphitheaters in one year. We did not have any contract in 2018 that accounted for 10% of gross revenue, and don't anticipate having such a client in 2019 either.

Intellectual Property

Trademarks

Application or Registration#	4987167
Goods / Services	Computer application software for mobile phones, namely, software for use in lost and found item processing that enables users to post information, send messages, browse postings, and search postings. Providing a website featuring technology that enables users to post information, send messages, browse postings, and search postings for assisting others with lost and found item processing; Computer services, namely, providing an interactive web site featuring technology that allows users to manage information for the purpose of processing lost and found items.
Mark	TRADEMARK. SERVICE MARK
File Date	October 7, 2015
Registration Date	June 28, 2016
Country	United States of America

Crowdfind is looking into the process of copyright protecting its Image-Led Workflow. Crowdfind has also developed a number of unique product features as it has expanded, which are also being reviewed for copyright and/or patent protection.

Governmental/Regulatory Approval and Compliance
As we are currently structured, the main regulation impacting our business has to do with state-by-state and municipal lost and found laws. While each state has its own regulations, all laws stem from the need for an organization to make a concerted attempt to both securely store lost and found items and to make a public attempt to reunite an item with its owner. As Crowdfind is structured to make lost and found tracking simple and as our software integrates into our clients' web properties, our software fills both needs. As Crowdfind expands into the security market, it may be impacted by the SAFETY Act (https://www.dhs.gov/science-and-technology/safety-act). The SAFETY Act provides important legal liability protections for providers of Qualified Anti-Terrorism Technologies - whether they are products or services. The goal of the SAFETY Act is to encourage the development and deployment of effective anti-terrorism products and services by providing liability protections. As Crowdfind is targeting the logging, management and communication of prohibited items, Crowdfind may be eligible to offer protections to clients as part of their software purchase.

Litigation
None

Other
None

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Doug Lambert

22

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member: May 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- CEO and Advisor, BLMG Holdings/Scale Momentum: July 2017 - Present
- Operating Advisor, L Street Collaborative: March 2015 - Present
- Board Member, LISA App: February 2015 - Present
- COO, L Street Collaborative: March 2015 - December 2016. Oversaw general operations responsibilities across L Street Collaborative's portfolio of companies and investments

Education
Master's Degree, Business/Corporate Communications - DePaul University (2005)
B.S., Journalism - Ball State University (1995)

Name
Glenn Shimkus

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member & Investor: March 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- VP, Strategy and Innovation, National Association of REALTORS®: February 2019 – Present. Keeping NAR and its members on the forefront of emerging technologies and business trends
- Executive Advisor, Relativity: July 2018 - Present
- SVP Product & Design, Relativity: January 2018 – July 2018. Overseeing all product offerings
- Member of the Advisory Board, DocuSign: July 2017 - Present
- VP Product, DocuSign: May 2013 - June 2017. Responsible for the Company's product offerings for the global Real Estate market.
- Founder/CEO of Cartavi (acquired by DocuSign in May 2013).

Education
B.A., International Economics - University of Illinois at Champaign-Urbana (1993)

Name
Jay Sebben

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder & CEO: July 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Founder & CEO, L Street Collaborative: July 2012 – Present. Jay has acted as the CEO of L Street Collaborative, the venture studio from which Crowdfind was originally created. L Street

remains the single largest shareholder for Crowdfind. Jay came up with the idea for Crowdfind and has been the CEO since its inception in 2012. He is ultimately responsible for the Company's vision, funding and all pertinent matters.
- Principal & Founder, Fultonbridge Partners, LLC: 2000 – Present. Fultonbridge is an opportunistic merchant bank focused on technology and family-owned businesses. Sister company to L Street Collaborative. Jay aids with capital and mergers & acquisitions.

Education
B.B.A., Accounting, Emphasis Entrepreneurial-Finance, 1st Cohort in University's Entrepreneurial Program - University of Iowa (1996)

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jay Sebben

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder & CEO: July 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Founder & CEO, L Street Collaborative: July 2012 – Present. Jay has acted as the CEO of L Street Collaborative, the venture studio from which Crowdfind was originally created. L Street remains the single largest shareholder for Crowdfind. Jay came up with the idea for Crowdfind and has been the CEO since its inception in 2012. He is ultimately responsible for the Company's vision, funding and all pertinent matters.
- Principal & Founder, Fultonbridge Partners, LLC: 2000 – Present. Fultonbridge is an opportunistic merchant bank focused on technology and family-owned businesses. Sister company to L Street Collaborative. Jay aids with capital and mergers & acquisitions.

Education
B.B.A., Accounting, Emphasis Entrepreneurial-Finance, 1st Cohort in University's Entrepreneurial Program - University of Iowa (1996)

Name
Dan Sullivan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- President & COO: January 2018 - Present
- General Manager & VP, Operations: May 2017 - January 2018
- Product Director: February 2013 - May 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
-   President & COO at Crowdfind: January 2018 - Present
-   General Manager & VP, Operations at Crowdfind: May 2017 - January 2018
-   VP, Product at L Street Collaborative: February 2013 - May 2017
-   Product Director at Crowdfind: February 2013 - May 2017

Education
B.A., Communications, Indiana University Bloomington (2008)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in Illinois.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Prota Ventures, LLC	Outsourced Software Development	March 3, 2017	December 31, 2017
Prota Studios, LLC	Outsourced Software Development	April 3, 2018	
L Street Collaborative	Accounting, Admin & HR	January 1, 2016	

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Common Stock

Amount outstanding	7,952,509
Voting Rights	All holders of Common Stock are entitled to one vote per share of Common Stock.
Anti-Dilution Rights	None.

Type of security	SAFE (Simple Agreement for Future Equity)
Dollar Amount outstanding	$1,746,500,000
Voting Rights	No voting rights until converted into Preferred Stock. Preferred Stock voting rights shall be determined at a later date.
Anti-Dilution Rights	None.

Type of security	Stock Option Pool Options
Amount outstanding	1,200,000
Voting Rights	If the option holder decides to exercise his or her vested options, then he or she will become Common Stockholders entitled to one vote per share of Common Stock.
Anti-Dilution Rights	None.

The Company has the following debt outstanding:

Type of debt	Accounts Payable
Name of creditor	L Street Collaborative, LLC
Amount outstanding	$139,568.10
Interest rate and payment schedule	Payments are due within 60 days or are subject to remedial rights described below.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	If the Company is unable to make payments within sixty days (60) from the invoice date, at L Street's sole option, but upon providing notice to the Board, L Street may do any of the following: (i) Do nothing and maintain invoice balance on outstanding accounts payable owed by the Company to L Street; (ii) Convert the outstanding debt to an interest accruing convertible note issued by the Company and with no less than a twenty percent (20%) discount to future equity valuation; or (iii) Convert the outstanding debt to equity or apply balance against other agreed to terms approved unanimously by the Board.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE	131	$54,859	General Working Capital	September 21, 2018	Regulation CF
Options	419,000 granted, but unexercised	$0.00	300,734 Options have vested as of March 31, 2019 but none have been exercised.	September 1, 2017	Rule 701
SAFE (Simple Agreement for Future Equity)	6	$1,242,500	N/A	March 1, 2017	Rule 506(b)

The Company anticipates issuing additional options within the 1,200,000 option pool in 2019 to both employees and its board of directors.

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
L Street Collaborative, LLC	72.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

The Company has extended the filing of its 2018 tax return as of the date of this report and filing, as it did in 2017. The Company has incurred losses since inception and will not have a tax liability for tax period 2018.

Operations
The Company does not expect to achieve profitability in the next 12 months, but the Company does expect to be profitable by Q4 2020. Crowdfind's main objectives during this timeframe are to build out,

launch and refine its Image-Led platform. This means not only pre-built, Image-Led workflows like Lost & Found, Maintenance and Security, but also opening up our API to become more of a true platform. The Crowdfind team strongly believes that it is poised to offer new Image-Led workflows that have larger markets and financial upside than its lost and found offering alone. Building and launching each Image-Led workflow will require significant attention and resource allocation, and Crowdfind will utilize proceeds to assist in the efforts. Crowdfind plans to stagger the launch of each offering so that each new offering can receive market feedback while allowing our growing team to adjust to managing new Image-Led workflows. In addition, Crowdfind still plans to expand its lost and found business, which will also require time and attention. The main focus for our Lost & Found Software is to continue expansion within the travel industry (namely, airports and airlines), as this industry has the greatest upside for Crowdfind. Crowdfind is planning to spend the next 12 months heavily focused on new product development, refinement and product launch. Crowdfind then plans to spend the 6-12 months following this period refining its marketing and customer acquisition strategy for all products, while also weighing the viability of adding new products to its suite of offerings.

Liquidity and Capital Resources
Crowdfind continues to receive ongoing funding in the form of deferred expense reimbursement, and team and corporate support in the form of open payment terms for paid expenses from L Street Collaborative. Crowdfind plans to engage other strategic partners and current investors to raise additional funding outside of the crowdfunding platform during and after the campaign.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends Uncertainties, Material Changes and Other Information
While Crowdfind's Lost & Found and Maintenance Software business continues to grow on a weekly basis, the biggest material change is Crowdfind's continued refinement of expansion plans. Crowdfind received insightful and positive feedback from prospects and clients on not only its new software offerings, but also on the plans to expand to a broader platform. Crowdfind is actively soliciting feedback from clients and prospects on its expansion plans, and customers are signing up for the new products, in some cases even before they launch.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer for Securities Issued Pursuant to Regulation CF
Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Dr. Joseph Spiteri (2i Technology, LLC)
Relationship to the Company	Dr. Spiteri invested in Crowdfind in 2017. In addition, he acquired another company, EDC Technology, from Crowdfind and L Street Collaborative CEO Jay Sebben. This acquisition also occurred in 2017.
Total amount of money involved	$800,000.00 (through three separate investments) $36,129 paid by Crowdfind to 2i Technology for outsourced development resources.
Benefits or compensation received by related person	Investment of $500,000 in exchange for a promise for future equity (SAFE) based on the below parameters: Valuation Cap: $3,000,000 Discount Rate: 80%. Investment of $300,000 , including $200,000 in a note conversion and $100,000 in additional cash, in exchange for a promise for future equity (SAFE) based on the below parameters: Valuation Cap: $4,250,000 Discount Rate: 80%.. Additionally, as a condition to the investment and further incentive to convert the $200,000, 2i Technology was promised additional reporting rights and a special preference on the $200,000 converted note while it was still in the form of a SAFE. Crowdfind paid 2i Technology $23,683 in 2018 and $12,446 thus far in 2019 for outsourced software development assistance.
Benefits or compensation received by Company	The benefits of the investments are additional capital to continue product expansion and general operations as the Crowdfind team seeks additional capital. The benefits of the outsourced software development work are to help Crowdfind build and enhance its products more rapidly.
Description of the transaction	Crowdfind received an investment$200,000 from 2i Technology, LLC in April 2018. Crowdfind received an additional investment of $100,000 in November 2018. Crowdfind pays 2i Technology monthly for work

	performed. This amount various based on performance. Jay Sebben, CEO of L Street sold EDC Technology (a venture operated by L Street) to Dr. Joseph Spiteri of 2i Technology, LLC in January 2017.

Related Person/Entity	Jay Sebben (CEO of L Street and Crowdfind)
Relationship to the Company	Jay Sebben is the Co-Founder and CEO of Crowdfind and the Founder and CEO of L Street.
Total amount of money involved	$154,568.10
Benefits or compensation received by related person	L Street Collaborative is Crowdfind's largest shareholder
Benefits or compensation received by Company	Discounted resources and capital
Description of the transaction	Crowdfind has receives what is essentially a loan or line of credit from L Street Collaborative, LLC. As Crowdfind was created and operated by L Street team members in the first years of its existence, Crowdfind owes L Street compensation for said resource allocations and certain ongoing hard costs such as for healthcare and insurance.

Related Person/Entity	Quicksilver Studios, LLC
Relationship to the Company	A wholly owned subsidiary of L Street Collaborative, LLC, Crowdfind's largest shareholder
Total amount of money involved	Approximately $15,000
Benefits or compensation received by related person	Marketing exposure and at-cost reimbursement
Benefits or compensation received by Company	Quality discounted services
Description of the transaction	Crowdfind contracted with Quicksilver Studios, LLC of Chicago, IL to create its marketing video and certain creative assets. Quicksilver Studios is

	a wholly owned subsidiary of L Street Collaborative.

Potential Future Transactions

Related Person/Entity	Dr. Joseph Spiteri (2i Technology, LLC)
Relationship to the Company	Dr. Spiteri acquired EDC Technology from Crowdfind and L Street Collaborative CEO Jay Sebben. This acquisition also occurred in 2017. He also invested $500,000 to Crowdfind in 2017 and invested an additional 300,000 in Crowdfind in 2018. 2i Technology also received $X in 2018 and $Y in 2019 in exchange for outsourced development resources.
Total amount of money involved	Undetermined.
Benefits or compensation received by related person	Crowdfind would pay 2i Technology in exchange for outsourced/supplemental software development work.
Benefits or compensation received by Company	Crowdfind would receive additional software development support to help build and enahance its products.
Description of the transaction	Crowdfind would like to continue working with 2i Technology as an outsourced software development team.

Conflicts of Interest
The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION
None

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Jay Sebben
829CC840F9B24CC...
(Signature)

Jay Sebben
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Jay Sebben
829CC840F9B24CC...
(Signature)

Jay Sebben
(Name)

Director
(Title)

4/30/19
(Date)

(Signature)

Doug Lambert
(Name)

Director
(Title)

4/30/19

(Signature)

Glenn Shimkus
(Name)

Director
(Title)

4/30/19
(Date)

EXHIBIT A
Financial Statements

I, Jay Sebben, the CEO of Crowdfind, Inc. (the "**Company**"), hereby certify that

(1) the accompanying unaudited financial statements of the Company thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects; and

(2) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2019.

DocuSigned by:
Jay Sebben
829CC840F9B24CC...
__________(Signature)

Name: Jay Sebben

Title: CEO

Date: April 30, 2019

Crowdfind, Inc.
Profit and Loss
January - December 2018

	Total
Income	
4100 SAAS Subscriptions	
4120 Quarterly Subscriptions	$4,849
4130 Annual Subscriptions	92,059
4160 Trial Software Subscription	42
4170 Fix It - Monthly	236
Total 4100 SAAS Subscriptions	97,185
4200 Online Sign Up	
4250 Lite Event	475
Total 4200 Online Sign Up	475
4300 Services & Support	
4310 Claim Management - Events	23,919
4320 Claim Management - Venues	675
4330 Staffing - Events	14,335
4359 Training	0
Total 4300 Services & Support	38,929
4500 Recovery	
4510 Recovered Cash & Cash Equivalents	6,277
4531 Recycled Category #1	24,525
Total 4500 Recovery	30,801
4600 Shipping & Logistics	
4610 Shipping - House	85,966
4640 Equipment Rental	215
Total 4600 Shipping & Logistics	86,181
4900 Other Revenue & Credits	
4910 Other Revenue	60
Total 4900 Other Revenue & Credits	60
Total Income	253,632
Cost of Goods Sold	
5400 COR - Shipping & Receiving	
5410 Shipping - Claims/Platform	68,892
5450 Shipping Supplies - Resale	2,100
Total 5400 COR - Shipping & Receiving	70,992
5500 COR - Facilities & Other	
5530 Supplies & Maintenance	1,427
Total 5500 COR - Facilities & Other	1,427
9500 Reimbursable Purchases	53
Total Cost of Goods Sold	72,472
Gross Profit	181,160

Expenses

10240 Meeting Costs - Meals	344
10300 Repair & Maintenance	70
10390 Taxes & Licenses	231
6100 Selling - Wages & Expenses	
6140 Commissions	658
6160 Travel	1,755
6170 Meals & Ent	142
Total 6100 Selling - Wages & Expenses	2,554
6200 Marketing & Advertising	
10270 Promotional	22,735
6210 Website Hosting & Support	5,248
6220 Digital Ad Campaigns	125
6250 Trade Show/Convention	249
6251 Other Advertising & Media	63
6290 Other Marketing	45
Total 6200 Marketing & Advertising	28,465
6300 Salaries & Wages - Admin	
401K Match	11,466
6310 Salaries & Wages	336,884
6320 Employer Taxes	25,756
6330 Benefits	29,275
6340 Contract - Software Development	113,683
6350 Contract - Other	110,146
Total 6300 Salaries & Wages - Admin	627,210
6400 Facilities & Equipment	
6410 Lease - Facilities	28,800
6420 Corporate Telephone	60
6425 Mobile Telephone	1,680
6430 Internet	701
6432 Domain Renewals	762
6435 Software Subscriptions & Licenses	11,284
6450 Other Fees, Dues & Subscriptions	446
Total 6400 Facilities & Equipment	43,732
6500 Other SG&A	
10180 Insurance - Liability	4,885
6470 Equipment	1,341
6510 Travel - Corp	757
6515 Meals & Ent - Corp	651
6520 Office Supplies	680
6525 Postage & Shipping	948
6530 Printing & Promotional	3
6535 Legal, Accounting & Prof Fees	17,586
6537 Bank Fees	298
6540 Other Fees, Dues & Subscriptions	50
6550 Charitable Contributions	106

6560 Office Food & Entertainment	1,138
6580 Misc. State & Local Taxes	625
6590 Other Office Expenses	176
Other Miscellaneous Expense	3,425
QuickBooks Payments Fees	228
Total 6500 Other SG&A	32,897
7000 Other Expenses	
7020 Short-term Interest Expense costs	2,028
7025 Finance Fees	11,298
Total 7000 Other Expenses	13,326
Total Expenses	748,829
Net Operating Income	-567,670
Other Income	
8000 Other Income	
8030 Other Non-recurring & Unusual Income	1,433
Total 8000 Other Income	1,433
Total Other Income	1,433
Net Other Income	1,433
Net Income	($566,237)

Crowdfind, Inc.
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash - Operating	$66,493
1050 Undeposited Funds	0
Total 1000 Cash - Operating	66,493
1010 Petty Cash	115
Total Bank Accounts	66,608
Accounts Receivable	
1210 Accounts Receivable - Trade	22,053
Total Accounts Receivable	22,053
Other Current Assets	
1330 Employee Advance	274
Total Other Current Assets	274
Total Current Assets	88,935
TOTAL ASSETS	88,935
LIABILITIES AND EQUITY	
Liabilities	

Current Liabilities	
Accounts Payable	
2110 Accounts Payable (A/P)	129,227
Total Accounts Payable	129,227
Credit Cards	
8693 Capital One Credit Card	12,415
Total Credit Cards	12,415
Other Current Liabilities	
2510 Deferred Revenue	18,782
2800 Intercompany Transfers	0
2820 ST Loan Payable to Affiliate	0
2830 Loan Payable	0
Total Other Current Liabilities	18,782
Total Current Liabilities	160,424
Long-Term Liabilities	
2500 Derivative Liability - SAFE	1,721,500
Total Long-Term Liabilities	1,721,500
Total Liabilities	1,881,924
Equity	
3150 Common Stock	808
3500 Equity Invested as SAFE	0
3505 Equity Investment from Republic	54,859
3510 Additional Paid in Capital	-3,763
3515 Additional Paid in Capital - Notes/Transfer	0
3800 Retained Earnings	-1,452,650
3850 Paid-In Capital	168,433
3855 APIC Stock Options	5,560
Net Income	-566,237
Total Equity	-1,792,989
TOTAL LIABILITIES AND EQUITY	$88,935

CROWDFIND, INC.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2017 & 2016

TABLE OF CONTENTS





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management & Board of Directors
Crowdfind, Inc.
Chicago, IL 60609

We have reviewed the accompanying financial statements of Crowdfind, Inc. (a Delaware corporation) which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the two years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 6 of the financial statements, Crowdfind, Inc. has generated recurring losses and requires outside sources to fund its operations and is not cashflow-positive. As a result, substantial doubt is raised about Crowdfind, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, Washington

May 23, 2018

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

CROWDFIND, INC.
Balance Sheets
(unaudited)

ASSETS

	December 31,	
	2017	2016
Current assets:		
Cash	125,050	7,119
Accounts receivable	6,423	1,075
Other current assets	401	-
Total current assets	131,874	8,194
Total assets	$ 131,874	$ 8,194

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
Liabilities		
Accounts payable and accrued expenses	6,420	22,873
Accounts payable - related party	193,939	41,301
Deferred revenue	16,334	8,826
Derivative liability - SAFEs	1,150,000	650,000
Total current liabilities	1,366,693	723,001
Commitments & Contingencies	-	-
Stockholders' Equity:		
Common stock, $0.0001 par value; 12,000,000 shares authorized, 7,952,509 and 6,977,509 shares issued and outstanding, respectively	795	698
Additional paid in capital	226,894	221,336
Accumulated deficit	(1,462,508)	(936,841)
Total stockholders' equity	(1,234,819)	(714,807)
Total liabilities & stockholders' equity	$ 131,874	$ 8,194

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

CROWDFIND, INC.
Statements of Operations
(unaudited)

| | Year ended December 31, | |
	2017	2016
Revenue		
SaaS subscriptions	73,495	30,996
Services and support	35,936	24,292
Sponsorship and affiliates	2,500	-
Recovery	37,344	18,778
Shipping and other revenue	23,576	14,752
Total revenue	172,851	$ 88,818
Cost of revenue		
Technology and hosting	5,148	6,818
Shipping and receiving	11,651	5,117
Facilities and other	467	1,271
Total cost of revenue	17,266	13,206
Gross profit	155,585	75,612
Expenses:		
Salaries and wages	582,118	587,647
Marketing and advertising	10,409	7,311
Rent and lease	44,327	44,995
Professional fees	10,971	13,555
General and administrative	21,060	13,419
Total operating expenses	668,885	666,928
Net loss from operations	(513,300)	(591,316)
Other income (expense)		
Interest and other financing costs	(12,644)	0
Gain on extinguishment of debt	278	380,000
Net loss before provision for income tax	$ (525,667)	$ (211,316)
Provision for income taxes	-	-
Net Loss	$ (525,667)	$ (211,316)
Loss per common share, basic and diluted	$ (0.06)	$ (0.03)
Weighted average number of shares outstanding - Basic and fully diluted	8,450,110	7,339,595

CROWDFIND, INC.
Statement of Stockholders' Equity
For the Period from January 1, 2016 to December 31, 2017
(unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance - January 1, 2016	4,952,509	495	29,127	(725,525)	(695,903)
Shares issued	2,025,000	203	24,798		25,001
Capital contributions			167,411		167,411
Net loss	-			(211,316)	(211,316)
Balance - December 31, 2016	**6,977,509**	**698**	**221,336**	**(936,841)**	**(714,807)**
Shares issued	1,000,000	100	-		100
Shares cancelled	(25,000)	(2)	(3)		(5)
Stock options			5,560		5,560
Net Loss				(525,667)	(525,667)
Balance - December 31, 2017	**7,952,509**	**796**	**226,894**	**(1,462,508)**	**(1,234,819)**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

CROWDFIND, INC.
Statements of Cash Flows
(unaudited)

	Year ended December 31,	
	2017	2016
Cash flows from operating activities:		
Net loss	$ (525,667)	$ (211,316)
Adjustments to reconcile net loss to net cash used by operating activities:		
Stock based compensation	5,655	-
Gain on settlement of debt	-	(380,000)
Change in assets and liabilities		
Accounts receivable	(5,348)	200
Other Assets	(401)	
Accounts payable and accrued expenses	(16,453)	21,500
Accounts Payable - Related Party	152,638	375,575
Deferred Revenue	7,507	2,117
Net cash (used) provided by operating activities	(382,069)	(191,924)
Cash flows from investing activities:		
	-	
Net cash (used) provided by investing activities	-	-
Cash flows from financing activities:		
Proceeds from SAFE issuances	500,000	-
Capital contributions from shareholder		167,411
Proceeds from sale of common stock		25,000
Net cash (used) provided by financing activities	500,000	192,411
Net increase (decrease) in cash	117,931	487
Cash at beginning of period	7,119	6,632
Cash at end of period	$ 125,050	$ 7,119
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes		

6
See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Crowdfind, Inc. ("the Company") was incorporated on July 26, 2012 in the state of Delaware and is headquartered in Chicago, Illinois. The Company currently licenses a cloud-based enterprise software platform to arenas, stadiums, venue operators, convention halls, live event operators, convention centers, transportation hubs and other high traffic/high transient operations. The Company's platform is principally an enterprise management workflow tool for temporary property management (e.g. lost & found, prohibited items, check-in) but is expanding into other venue management areas such as security and maintenance. The Company generates revenue principally in a software-as-a-service model ("SaaS) through short and long-term subscriptions of its cloud-based tools. Additional revenue is generated from markup of its integrated shipping module for item return as well as certain ancillary and related services staffed by Company employees or its agents.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives its revenues from three sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing the Company's enterprise cloud-based software, (2) contracted onsite and offsite services and (3) resale and recovery of items, including shipping and handling revenue. The Company commences revenue recognition when all of the following conditions are satisfied:

- An agreement has been finalized and obligations are set
- The service has been or is being provided to the customer
- The collection of revenue is reasonably certain
- The amount to be paid is fixed and determinable

The Company's subscription service arrangements are non-cancelable and do not contain refund-type provisions.

CROWDFIND, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

Subscription and Support Revenues

Subscription and support revenues are recognized over the contract terms beginning on the commencement date of each contract, which is the date the Company's service is made available to customers.
Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $10,409 and $7,311 in advertising costs, respectively.

Professional Services and Other Revenues

The Company's professional services contracts are either on a time and materials or fixed fee basis. These revenues are recognized as the services are rendered for time and materials contracts and when the milestones are achieved and accepted by the customer or on a proportional performance basis for fixed price contracts.

Deferred Revenue

The deferred revenue balance does not represent the total contract value of non-cancelable subscription agreements. Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met, such as an annual contract paid in advance.

Accounts Payable

The Company's Accounts Payable consists of minor trade accounts payable and certain amounts due to their affiliate and founding shareholder, L Street Collaborative. The amounts due and payable are for reimbursable expenses and shared costs incurred in the normal course of business and for ongoing support of the Company.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2017 and 2016. There was $6,423 and $1,075 in accounts receivable as of December 31, 2017 and 2016, respectively.

CROWDFIND, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Derivative liabilities are measured at fair value pursuant to ASC 815 with valuation based on Level 3 inputs.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

CROWDFIND, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Net Income (Loss) Per Common Share

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2017, the Company had 404,000 options outstanding, subject to certain vesting conditions, as well as an indeterminate number of shares issuable under its outstanding SAFE agreements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $125,050 and $7,119 in cash equivalents.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluations the effect that the updated standard will have on these financial statements and related.

In February 2016, FASB issued ASU 2016-02, "Leases," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. It will also require disclosures to help investor and other financial statements users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those annual years, and early adoption is permitted. The Company is currently evaluations the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements

See accompanying financial statements
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CROWDFIND, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

Concentrations

During the year ended December 31, 2017, the Company derived approximately 16% of its revenue from a contract with a single customer

NOTE 2 – EQUITY

During the two years ended December 31, 2017 and 2016 the Company had 7,952,509 and 6,977,509 of issued and outstanding common shares of $0.0001 par value. The Company's founding shareholder, L Street Collaborative, holds the majority of outstanding shares.

During the year ended December 31, 2016, the Company issued 25,000 shares to an investor in exchange for cash and other consideration value at $25,000. The Company also issued L Street Collaborative, its founding shareholder, 2,000,000 shares in settlement of $60,000 of related-party accounts payable. Concurrently, the Company settled a portion of outstanding debt and other trade payables due to L Street Collaborative in exchange for a $650,000 SAFE ($50,000 of which is subject to an 80% rate on a $3 million valuation cap, while $600,000 is subject to an 80% rate on a $1.5 million valuation cap, See Note 4), resulting in an aggregate $167,411 considered a capital contribution and $380,000 gain on extinguishment of debt.

During the year ended December 31, 2017, the Company issued 1,000,000 shares to L Street Collaborative in settlement related-party accounts payable. 25,000 common shares were also cancelled for nonperformance of certain outstanding consulting agreements with two separate consultatns. The Company received a $500,000 investment in exchange for a SAFE (subject to an 80% discount rate on a $3 million valuation cap, See Note 4).

During the year ended December 31, 2017, the Company also issued an aggregate 404,000 stock options to various employees and consultants of the Company, 212,000 of which were fully vested at year end. All outstanding options have a 10 year term and are exercisable at $.05 per share. The Company recognized share-based expense in the amount of $5,565 during the year, and expects to recognize an additional $4,100 over the next 4 years, concurrent with the vesting of the options.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company's Accounts Payable consists of minor trade accounts payable and certain amounts due to their affiliate and founding shareholder, L Street Collaborative. The amounts due and payable are for reimbursable expenses and shared costs incurred in the normal course of business and for ongoing support of the Company. There was $193,939 and $41,301 in accounts payable to related parties as of December 31, 2017 and 2016, respectively.

CROWDFIND, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

NOTE 4 – FINANCING AGREEMENTS

SAFE Agreements

In 2017 and 2016, the Company issued simple agreements for future equity (SAFE Agreements) of $650,000 and $500,000, respectively. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $3,000,000 as of December 31, 2017 (the "Purchase Amount") into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $3,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 20% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

NOTE 5 – COMMITMENTS & CONTINGENCIES

Effective January 1, 2016 and renewing annually until mutually cancelled, the Company is party to a Master Service Agreement with L Street Collaborative in which the Company will be provided ongoing management and operational services, which will be billed by L Street at costs incurred on behalf of the Company, along with a monthly management fee in the amount of $2,500. During the years ended December 31, 2017 and 2016, the Company recognized $30,000 and $30,000, respectively, in costs related to management service fees.

Effective February 1, 2017, the Company entered into a lease agreement for general office facilities and storage of its lost and found inventory items. Lease payments during 2017 began at 1,200 per month, increasing periodically through the termination of the lease on January 31, 2019 to $2,400 per month. Future minimum payments under the terms of the lease are as follows:

Year ended December 31,
2018: $28,700
2019: $ 2,400
Total: $31,100

CROWDFIND, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

During the years ended December 31, 2017 2016, the Company recognized total facilities rental costs the amount of $24,500 and 33,775, respectively.

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation or any other legal matters against the Company or any of its officers or directors.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $525,567 and $211,316 during the periods ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $1,462,508. The Company continues to rely on its principal shareholder and other outside investors to finance its operations and anticipates this need for the upcoming year. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 7 – INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). Due to the uncertainty of the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before they begin to expire in 2032, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2017		December 31, 2016	
Statutory federal income tax rate	21	%	34	%
State income taxes, net of federal taxes	5	%	5	%
Valuation allowance	(26)	%	(39)	%
Effective income tax rate	-	%	-	%

CROWDFIND, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

As of December 31, 2017 and 2016, the Company has a net operating loss carryforward of approximately $380,000 and $365,000, respectively, to reduce future federal taxable income which begins to expire in the year 2032. Estimated federal income tax benefit attributable to current operations for the years ended December 31, 2017 and 2016 was $205,000 and $82,000, respectively. The Company is also subject to corporate taxes in the State of Illinois which has similar net operating loss carryover provisions which start to expire in the year 2024.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2014 are subject to federal and state tax examinations.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (H.R. 1) (the "Act"). The Act includes a number of changes in existing tax law impacting businesses including, among other things, a permanent reduction in the corporate income tax rate from 34% to 21%. The rate reduction would take effect on January 1, 2018 and has been incorporated into our estimates for the year ending December 31, 2017, resulting in an estimated reduction in future deferred tax benefit in the amount of $190,000.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events through May 23, 2018, the date these financial statements were available to be issued, and identified the following events that require disclosure:

Subsequent to the year ended December 31, 2017, the Company issued simple agreement for future equity (SAFE Agreement) in exchange for professional services to two contractors, value at$10,000 and $30,000, respectively.

During January 2018, the Company issued 15,000 options, exercisable at $.05, that vest over 48 months from the grant date.